Himalaya Shipping Ltd. (HSHP) – Special General Meeting Results Notification
Special General Meeting Results Notification

Himalaya Shipping Ltd. (the “Company”) advises that a Special General Meeting of the Company was held on January 23, 2024 at 10:00 local time, at the Registered Office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

The following resolution was approved by the Company’s shareholders:

“To reduce the Share Premium account of the Company from US$97,876,367.66 to US$0 by the transfer of US$97,876,367.66 of the Share Premium to the Company’s Contributed Surplus account, with effect from January 23rd, 2024.”

The Board of Directors
Himalaya Shipping Ltd.

Hamilton, Bermuda
January 24, 2024